FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1999

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                       WAUSAU-MOSINEE PAPER CORPORATION
                           SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)


                       WAUSAU-MOSINEE PAPER CORPORATION
                          1244 KRONENWETTER DRIVE
                           MOSINEE, WI 54455-9099
    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

 WAUSAU-MOSINEE PAPER CORPORATION
 SAVINGS AND INVESTMENT PLAN
 Mosinee, Wisconsin

 FINANCIAL STATEMENTS AND
 SUPPLEMENTAL SCHEDULES
 Year Ended December 31, 1999
                                   -2-
            WAUSAU-MOSINEE PAPER CORPORATION
               SAVINGS AND INVESTMENT PLAN

          FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                   Year Ended December 31, 1999

                             TABLE OF CONTENTS

                                                             PAGE

 Independent Auditor's Report                                  4

 Financial Statements:

   Statements of Net Assets Available for Benefits             5

   Statement of Changes in Net Assets Available for Benefits   6

   Notes to Financial Statements                               7

 Supplemental Schedules:

     Schedule 1 - Item 27a - Schedule of Assets Held
     for Investment Purposes                                  15

     Schedule 2 - Item 27d - Schedule of Reportable
     (5%) Transactions                                        16
                                   -3-

                   INDEPENDENT AUDITOR'S  REPORT

 Employee Benefits Committee of the
 Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin

 We have audited the accompanying statements of net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 1999 and 1998, and changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                         WIPFLI ULLRICH BERTELSON LLP
                                         Wipfli Ullrich Bertelson LLP
 June 23, 2000
 Wausau, Wisconsin
                                    -4-
                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN

          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    December 31, 1999 and 1998

                                             1999      1998
 Assets
  Receivables:
   Company contributions              $    438,111  $    603,901
   Participant contributions               100,562       491,960
   Income                                  122,521       110,386
 Investments                           184,693,513   147,655,284

 Total assets                          185,354,707   148,861,531

 Net assets available for benefits    $185,354,707  $148,861,531

             SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   Year Ended December 31, 1999
 Additions:
   Company contributions                           $  2,606,612
   Participant deferral contributions                10,117,527
   Participant rollover contributions                 1,483,061
   Net investment income                             36,769,654

   Total additions                                   50,976,854

 Deductions:
   Participant benefits and withdrawals              14,271,769
   Administrative expenses                              211,909

   Total deductions                                  14,483,678

 Net additions                                       36,493,176
 Net assets available for benefits at beginning     148,861,531

 Net assets available for benefits at end          $185,354,707

         SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                    -6-
                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS


 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICIES

 The following description of the Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on January 1, 1988. It is a defined contribution Plan that covers all salaried and hourly full-time employees of Wausau-Mosinee Paper Corporation and its subsidiaries (the "Company").

 On December 31, 1998, the Company merged all of its defined contribution plans with and into the Wausau-Mosinee Paper Corporation Salaried Savings and Investment Plan. This plan was renamed the Wausau-Mosinee Paper Corporation Savings and Investment Plan upon the consummation of the plan merger. See Note 5 for further discussion of the merger.

 An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee's classification and his or her employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16% of their gross annual compensation, as defined in the plan document. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently has 21 funds as investment options for participants. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code
 (IRC).  The Company does not match these contributions.

 NON-BARGAINED EMPLOYEES

 The Company currently matches participant contributions at a rate of $0.35 for every $1 contributed up to 6% of a participant's annual wages as defined in the plan.
                                    -7-
 Effective January 1, 1998, the Plan was amended to allow the Board of Directors to determine the discretionary contribution to be made for participants employed on the last day of the year. The discretionary matching contribution calculation for 1998 was based on pretax return on equity. For each 1% that the pretax return on average stockholder's equity exceeds 20%, the Company contributes $0.07 per dollar of participant contributions, up to 6% of a participant's annual wages. Based on the Company's 1998 performance, the calculation yielded a discretionary profit-sharing contribution of $0.36 per dollar contributed by participants. There was no discretionary profit-sharing contribution for the year ended December 31, 1999 as the pretax return did not exceed 20%.

 BARGAINED EMPLOYEES

 Prior to December 31, 1998, the Plan did not cover collectively bargained employees. As a result of the merger on December 31, 1998, the Plan admitted all eligible collectively bargained employees as participants.

 The Company matching contribution differs by division and subsidiary. Employees of certain divisions and subsidiaries of the Company do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any subsidiary or division of the Company was $1.93 per $1.00 contributed up to 3% of a participant's annual gross compensation through June 30, 1999. Effective July 1, 1999 the maximum matching contribution of any subsidiary or division of the Company is $1.95 per $1.00 contributed up to 3% of a participant's annual gross compensation.

 VESTING

 Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company's matching and discretionary contributions, if applicable, plus actual earnings/losses thereon is based on years of service and the participant's employment status as either non-bargained or bargained.

 Non-bargained participants are fully vested in the Company's contributions after three years of continuous service, or at the rate of 33 1/3% per year of service. Bargained participants are fully vested in the Company's contributions after seven years of continuous service, or at the rate of 10% for the first four years, and 20% in succeeding years. A year of service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

 Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

 FORFEITURES

 Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company's contribution. All forfeitures are used to either reduce future Company
                                    -8-
 contributions or are allocated to particpant accounts in accordance with the Plan document. The amount of forfeitures available at December
 31, 1999 and 1998 was $733,134 and $592,955, respectively.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loan's bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 7.00% to 10.00%. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan.

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum, periodic payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to plan participants based on their respective account balances. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant will be fully vested and nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.
                                    -9-
 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 The Plan's various mutual fund and company stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the M&I Stable Principal Fund and the Nationwide Indexed Fixed Option are stated at contract amounts which approximate fair value. Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.
                                    -10-

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at December 31, 1999 and 1998. Investments that individually represent 5% or more of the Plan's net assets available for benefits are separately identified.

                                         ASSET MARKET VALUE
        Investments at Fair Value as
      1999               1998
   DETERMINED BY QUOTED MARKET PRICE
 Common/collective trusts:
     Northern Capital Management Fund   $  48,875,822 $  55,907,894
     OTHER*                                 4,596,823     3,775,409

 TOTAL COMMON/COLLECTIVE TRUSTS            53,472,645    59,683,303

 POOLED SEPARATE ACCOUNTS                   2,744,178     1,420,754

 Registered investment companies:
     Fidelity Magellan Fund                12,974,106    9,052,451
     Dreyfus S & P 500 Index Fund          12,892,218    3,277,589
     Janus Twenty Fund                     31,213,251    5,222,764
     Brandywine Blue Chip Fund             14,245,909   15,130,567
     PBHG Growth Fund                       8,529,688    8,228,617
     OTHER                                 21,727,579   21,341,414

 TOTAL REGISTERED INVESTMENT COMPANIES    101,582,751   62,253,402

     INVESTMENTS AT ESTIMATED VALUE

 PARTICIPANT LOANS                          1,439,346      716,497

     INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial
 institutions:
 M&I Stable Principal Fund                 25,454,593   19,826,210
 Nationwide Indexed Fixed Option                         3,755,118

 TOTAL INVESTMENTS                       $184,693,513 $147,655,284

 * Includes Wausau-Mosinee Paper Corporation Common Stock Fund of
 $4,596,823 and $2,270,112 for the years ended December 31, 1999 and 1998, respectively.

 During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                  Investments at Fair Value            Net Change
              DETERMINED BY QUOTED MARKET PRICE      in Fair Value
 Common/collective trusts                           $   6,004,759
 Pooled separate accounts                                 499,886
 REGISTERED INVESTMENT COMPANIES                       28,745,120

                                                       35,249,765

     INVESTMENTS AT ESTIMATED FAIR VALUE

 PARTICIPANT LOANS                                         98,911

     INVESTMENTS AT CONTRACT VALUE

 INVESTMENT CONTRACTS BETWEEN FINANCIAL INSTITUTIONS    1,420,978

 NET CHANGE IN FAIR VALUE                           $  36,769,654

 NOTE 4 - INVESTMENT CONTRACT

 In 1999 and 1998, the Plan maintained an investment contract with Marshall & Ilsley Trust Company ("M&I"). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by M&I. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by M&I. Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The average yield and crediting interest rates on the contract were 5.99 and 6.05 percent for the year ended December 31, 1999 and 6.20 and 5.93 percent for the year ended December 31, 1998. The basis and frequency of determining the crediting interest rate is done on a daily basis. There were no guarantees or limitations on the contract at December 31, 1999 and 1998.

 NOTE 5 - TAX-EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The plan has been amended since receiving the determination letter. However, the plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

 NOTE 6 - PLAN MERGER

 On August 17, 1998, the Board of Directors of Wausau-Mosinee Paper Corporation, the plan sponsor, approved a comprehensive plan to merge all of its defined contribution plans into a single plan. Effective December 31, 1998, the following company-sponsored plans were merged with and into the Wausau-Mosinee Paper Corporation Salaried Savings and Investment Plan:

 <circle>Wausau-Mosinee Paper Corporation Hourly Savings and Investment
         Plan
 <circle>Rhinelander Paper Company, Inc. Hourly Savings and Investment
         Plan
 <circle>Wausau Papers of New Hampshire, Inc. Hourly Savings and
         Investment Plan
 <circle>Wausau Papers Otis Mill, Inc. Hourly Savings and Investment
         Plan
 <circle>Mosinee Thrift Plan
                                    -12-
 <circle>Mosinee Savings Plan - Pulp and Paper Division
 <circle>Mosinee Converted Products Savings Plan
 <circle>The Sorg Paper Company 401(k) Savings Plan for Hourly Employees
 <circle>Bay West Savings Plan
 <circle>Bay West 401(k) Savings Plan for Hourly Employees

 The Company subsequently renamed the Wausau-Mosinee Paper Corporation Salaried Savings and Investment Plan as the Wausau-Mosinee Paper
 Corporation Savings and Investment Plan upon consummation of the plan merger.

 The transferred net assets have been recognized in the accounts of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 1998, at their balances as previously carried in the accounts of the plans noted above.

 Following is a summary of the aggregate assets of the plans transferred into the Wausau-Mosinee Paper Corporation Savings and Investment Plan on December 31, 1998:

 Receivables:
     Company contributions                          $140,333
     Participant contributions                       435,727
     Income                                          110,386
 INVESTMENTS AT FAIR VALUE                       123,092,268

 TOTAL                                          $123,778,714

                                    -13-
                          SUPPLEMENTAL SCHEDULES

                      WAUSAU-MOSINEE PAPER CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                            SCHEDULE 1 - ITEM 27A
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1999
                                        PLAN'S EIN#39-0690900 PLAN #003

  (a)        (b)                               (c)                                            (d)            (e)
    Identity of Issuer, Borrower   Description of Investment Including Maturity Date,                   Current
     LESSOR, OR SIMILAR PARTY       RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE      COST       VALUE
 Marshall & Ilsley Trust Company   Registered investment company - Fidelity Magellan Fund       *     12,974,106
 Wausau-Mosinee Paper Corporation  Common/collective trust - Wausau-Mosinee Paper Corp Com
                                    Stock Fund                                                  *      4,596,823
 Marshall & Ilsley Trust Company    Registered investment company - Strong Growth Fund          *      2,978,197
 Marshall & Ilsley Trust Company    Registered investment company - Dreyfus A Bonds Plus        *        295,930
 Marshall & Ilsley Trust Company    Registered investment company - Fidelity Puritan Fund       *      2,323,119
 Marshall & Ilsley Trust Company    Registered investment company - Dreyfus S & P 500 Index
                                     Fund                                                       *     12,892,218
 Marshall & Ilsley Trust Company    Registered investment company - Janus Twenty Fund           *     31,213,251
 Marshall & Ilsley Trust Company    Registered investment company - Janus Worldwide Fund        *      8,508,416
 Marshall & Ilsley Trust Company    Registered investment company - Warburg Pincus Emerging
                                    Growth Fund                                                 *        526,239
 Marshall & Ilsley Trust Company    Pooled separate account - M&I Diversified Stock Portfolio   *      1,232,622
 Marshall & Ilsley Trust Company    Pooled separate account - M&I Aggressive Stock Portfolio    *        137,552
 Marshall & Ilsley Trust Company    Pooled separate account - M&I Diversified Income Portfolio  *        269,614
 Marshall & Ilsley Trust Company    Pooled separate account - M&I Growth Balanced Portfolio     *        371,363
 Marshall & Ilsley Trust Company    Pooled separate account - M&I Aggressive Balanced Portfolio *        537,519
 Marshall & Ilsley Trust Company    Pooled separate account - M&I Moderate Balanced Portfolio   *        195,508
 Marshall & Ilsley Trust Company    Investment contract - M&I Stable Principal Fund             *     25,454,593
 Marshall & Ilsley Trust Company    Common/collective trust - Northern Capital Management Fund  *     48,875,822
 Marshall & Ilsley Trust Company    Registered investment company - Fidelity Advisor Equity
                                     Income Fund                                                *      3,453,910
 Marshall & Ilsley Trust Company    Registered investment company - Brandywine Blue Chip Fund   *     14,245,909
 Marshall & Ilsley Trust Company    Registered investment company - PBHG Growth Fund            *      8,529,688
 Marshall & Ilsley Trust Company    Registered investment company - Vanguard International
                                     Growth Fund                                                *      3,641,768
 Participant Loans                  Rate during year 7% - 10%                                   0      1,439,346

 *The mutual fund assets consist of pooled funds held by the custodian.
  The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

 See Independent Auditor's Report.

                        WAUSAU-MOSINEE PAPER CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                             SCHEDULE 2 - ITEM 27D
                    SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                        YEAR ENDED DECEMBER 31, 1999
                                           PLAN'S EIN #39-6090900 PLAN #003

   (a)             (b)                        (c)            (d)        (e)        (f)        (g)      (h)
                                                                                                   Current Value
                                                                                 Expense            of Asset on
    Identity of    Description                Purchase      Selling    Lease  Incurred With   Cost   Transaction
  PARTY INVOLVED    OF ASSET                    PRICE        PRICE     RENTAL  TRANSACTION   OF ASSET  DATE
 Marshall & Ilsley Registered investment company
  Trust Company     Brandywine Blue Chip Fund      N/A      8,226,793  N/A       N/A       7,908,079  8,226,793

 Marshall & Ilsley Registered investment company
  Trust Company     Dreyfus S&P 500 Index Fund  16,698,007    N/A      N/A       N/A          N/A    16,698,007

 Marshall & Ilsley Registered investment company
  Trust Company     Fidelity Magellan Fund      15,566,170    N/A      N/A       N/A          N/A    15,566,170

 Marshall & Ilsley Registered investment company
  Trust Company     Janus Worldwide Fund        11,593,554    N/A      N/A       N/A          N/A    11,593,554

 Marshall & Ilsley Registered investment company
  Trust Company     Janus Twenty Fund           32,977,084 10,541,998  N/A       N/A      9,486,754  32,977,084

 Marshall & Ilsley Common/collective trust
  Trust Company     Northern Capital Management Fund  N/A  19,585,370  N/A       N/A     19,180,781  19,585,370

 Marshall & Ilsley Investment contract
  Trust Company     M&I Stable Principal Fund  26,559,155  20,895,416  N/A       N/A     20,895,416  26,559,155

 See Independent Auditor's Report.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Wausau-Mosinee Paper Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   WAUSAU-MOSINEE PAPER CORPORATION
                                   EMPLOYEE BENEFITS COMMITTEE

 DATE: June 27, 2000               MICHAEL L. MCDONALD

                                   Michael L. McDonald
                                   Chairman

                                EXHIBIT INDEX
                                     TO
                                  FORM 11-K
                                     OF
                      WAUSAU-MOSINEE PAPER CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                    FOR THE YEAR ENDED DECEMBER 31, 1999
                Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. <section>232.102(d))


 EXHIBIT 23 -  Consent of Independent Accountants
                                    -18-